Exhibit 99.1

July 13, 2026

UMH Properties, Inc.

Juniper Business Plaza

3499 US Hwy 9, Suite 3-C&D

Freehold, NJ 07728

Attention: Board of Directors

Dear Directors,

I am writing on behalf of Erez Asset Management, a value-oriented investment firm focused on bottom-up investing in the REIT sector through rigorous asset-level underwriting. We currently own approximately 4.7% of UMH's outstanding common shares, making us one of the Company's largest active shareholders. Our investment represents a substantial commitment of capital, fully aligning our interests with those of every other UMH shareholder.

Over the past several months, we have conducted a property-by-property analysis of UMH's portfolio, including through site visits, market studies, and discussions with local brokers and industry participants. We have also carefully and thoroughly reviewed your financial statements. Based on our underwriting, we estimate UMH's net asset value to be between $21.25 and $24.25 per share. We believe this estimate is conservative and implies meaningful upside to the Company's recent trading levels. Notably, the midpoint of our estimated NAV range exceeds every closing price for UMH common stock over the past decade, other than a brief dislocation during the COVID-era rally.

Through our diligence, we also became aware of serious interest in UMH from both strategic and financial buyers. We understand that multiple well-capitalized strategic and financial buyers have sought to engage the Company regarding a potential acquisition but have been ignored or rebuffed. The Board has a fiduciary duty to evaluate bona fide opportunities to maximize shareholder value, particularly given the strength of private market valuations for manufactured housing communities and the persistent discount to fair value at which UMH's shares trade.

We believe the time has come for the Board to undertake an objective and comprehensive review of strategic alternatives. The private market for high-quality manufactured housing assets, such as those owned by UMH, remains exceptionally robust, while UMH has struggled for years to achieve a public market valuation that appropriately reflects the value of its underlying real estate. We believe this valuation disconnect reflects years of poor strategic execution, ineffective capital allocation, and repeated decisions that have failed to maximize shareholder value. Accordingly, a thoughtful exploration of strategic alternatives, including a potential sale of the Company, is, in our view, both prudent and warranted.

We request the opportunity to present our analysis directly to the Board. Specifically, we would like to review with the Board our analysis of the Company's operating performance, capital allocation, valuation, strategic positioning, and the alternatives available to maximize shareholder value. As one of the largest owners of UMH, our views on these topics have been thoroughly researched and carefully crafted. We would be pleased to meet at UMH's headquarters in New Jersey or another location convenient for the directors that allows for fulsome participation by the independent directors.

Please contact us by July 20, 2026, to arrange a meeting.

Erez Asset Management is committed to working constructively with the Board and management team to maximize value. We trust the Board shares that commitment and will engage with us in a thoughtful and open dialogue. If, however, the Board declines to engage constructively or refuses to undertake a serious evaluation of strategic alternatives, we will carefully consider all actions available to us as shareholders to protect and maximize shareholder value.

We look forward to your prompt response and to beginning a constructive dialogue.

Sincerely,

/s/ Bruce Schanzer
Bruce Schanzer
Chairman and Chief Investment Officer
Erez Asset Management, LLC